FORM 11-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


(Mark One)

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1998

                                       OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number:  0-24900

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:



              INTERACTIVE TECHNOLOGIES, INC. 401(K) INVESTMENT PLAN



B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:



                             ITI TECHNOLOGIES, INC.
                            2266 Second Street North
                         North St. Paul, Minnesota 55109

              INTERACTIVE TECHNOLOGIES, INC. 401(K) INVESTMENT PLAN


        ----------------------------------------------------------------






                    REPORT ON AUDITS OF FINANCIAL STATEMENTS

                        as of December 31, 1998 and 1997

                    and for the year ended December 31, 1998

                           AND SUPPLEMENTAL SCHEDULES

                             as of December 31, 1998

                           and for the year then ended

                                      INDEX
                                    ---------


                                                                       Page(s)
                                                                       -------

Report of Independent Accountants                                        2

Financial Statements:
  Statement of Net Assets Available for
  Benefits as of December 31, 1998 and 1997                              3

  Statement of Changes in Net Assets
  Available for Benefits, With Fund
  Information, for the year ended
  December 31, 1998                                                      4

Notes to Financial Statements                                            5 - 8


Supplemental Schedules:
  Line 27a - Schedule of Assets Held for
    Investment Purposes as of December 31, 1998                          10 - 11

  Line 27d - Schedule of Reportable Transactions
    for the year ended December 31, 1998                                 12

  Line 27e - Schedule of Nonexempt Transactions
    for year ended December 31, 1998                                     13

Exhibits                                                                 14

Signatures                                                               14

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of Interactive Technologies, Inc. 401(K) Investment Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Interactive Technologies, Inc. 401(k) Investment Plan (the "Plan") as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes as of December 31, 1998 and Reportable Transactions and Nonexempt Transactions for the year ended December 31, 1998 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. These supplemental schedules and fund information are the responsibility of the Plan's management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                           /s/ PricewaterhouseCoopers LLP
                                           PRICEWATERHOUSECOOPERS LLP

Minneapolis, Minnesota
June 28, 1999

              INTERACTIVE TECHNOLOGIES, INC. 401(K) INVESTMENT PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                        as of December 31, 1998 and 1997


                                                       1998            1997
                                     ASSETS

Investments (at fair value):
  Prudential funds:
    Active Balanced Fund                           $   383,076     $   391,719
    Stock Index Fund                                 1,695,085       1,199,947
    World International Stock Fund                     680,997         749,923
    Jennison Growth Fund                             2,242,003       1,681,530
    Moneymart Fund                                     215,868         208,040
    Balanced Fund                                      592,221         566,494
    Government Income Fund                             184,606         138,405
    Guaranteed Interest Account                        470,676         421,143
  ITI Stock Fund                                     2,063,802         783,245
  Guaranteed Insurance Contracts                     1,273,077       1,217,299
  Money Market Fund                                     14,766          28,202
                                                   -----------     -----------

     Total investments                               9,816,177       7,385,947

  Participants' contributions receivable                36,362
  Employer contributions receivable                      6,000
                                                   -----------     -----------

                     Total assets                    9,858,539       7,385,947


                                   LIABILITIES

Other liabilities                                          938
                                                   -----------     -----------

  Net assets available for plan benefits           $ 9,857,601     $ 7,385,947
                                                   ===========     ===========


The accompanying notes are an integral part of the financial statements.

              INTERACTIVE TECHNOLOGIES, INC. 401(k) INVESTMENT PLAN
                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
                         BENEFITS, WITH FUND INFORMATION
                      for the year ended December 31, 1998

                                                                              PARTICIPANT DIRECTED
                                                          --------------------------------------------------------
                                                                                        PRUDENTIAL
                                                          PRUDENTIAL     PRUDENTIAL        WORLD        PRUDENTIAL
                                                            ACTIVE         STOCK       INTERNATIONAL     JENNISON
                                                           BALANCED        INDEX           STOCK          GROWTH
                                                             FUND           FUND           FUND            FUND
Additions:
    Investment Income:
         Interest
         Dividends                                        $  8,244       $   14,631      $   6,760
         Net appreciation in fair value of investments      47,273          325,131         82,376     $  636,464
    Contributions:
         Employee                                           56,857          242,715         98,731        235,243
         Employer                                            9,621           40,592         17,939         41,969
                                                          --------       ----------      ---------     ----------

                  Total additions                          121,995          623,069        205,806        913,676

Deductions:
    Benefits paid to participants                          (14,071)         (32,204)       (15,927)       (26,568)
    Rollover to qualified plans                            (18,484)         (49,130)      (140,951)      (204,820)
                                                          --------       ----------      ---------     ----------

    Total deductions                                       (32,555)         (81,334)      (156,878)      (231,388)

Increase (decrease) prior to interfund transfers            89,440          541,735         48,928        682,288

Interfund transfers                                        (98,083)         (46,597)      (117,854)      (121,815)
                                                          --------       ----------      ---------     ----------

Net (decrease) increase                                     (8,643)         495,138        (68,926)       560,473

Net assets available for plan benefits:
    Beginning of year                                      391,719        1,199,947        749,923      1,681,530
                                                          --------       ----------      ---------     ----------

    End of year                                           $383,076       $1,695,085      $ 680,997     $2,242,003
                                                          ========       ==========      =========     ==========

[WIDE TABLE CONTINUED]

                                                                          PARTICIPANT DIRECTED
                                                          --------------------------------------------------------
                                                                                       PRUDENTIAL       PRUDENTIAL
                                                          PRUDENTIAL    PRUDENTIAL     GOVERNMENT       GUARANTEED
                                                          MONEYMART      BALANCED        INCOME          INTEREST
                                                            FUND           FUND           FUND            ACCOUNT
Additions:
    Investment Income:
         Interest                                                                                       $ 24,897
         Dividends                                        $ 11,256       $ 15,076       $ 10,103
         Net appreciation in fair value of investments                     29,072          3,590
    Contributions:
         Employee                                           55,684         77,461         32,857          73,643
         Employer                                           10,863         16,450          5,451          14,751
                                                          --------       --------       --------        --------

                  Total additions                           77,803        138,059         52,001         113,291

Deductions:
    Benefits paid to participants                          (10,182)       (11,688)        (2,867)         (4,317)
    Rollover to qualified plans                                           (47,191)        (5,327)         (3,065)
                                                          --------       --------       --------        --------

    Total deductions                                       (10,182)       (58,879)        (8,194)         (7,382)

Increase (decrease) prior to interfund transfers            67,621         79,180         43,807         105,909

Interfund transfers                                        (59,793)       (53,453)         2,394         (56,376)
                                                          --------       --------       --------        --------

Net (decrease) increase                                      7,828         25,727         46,201          49,533

Net assets available for plan benefits:
    Beginning of year                                      208,040        566,494        138,405         421,143
                                                          --------       --------       --------        --------

    End of year                                           $215,868       $592,221       $184,606        $470,676
                                                          ========       ========       ========        ========

[WIDE TABLE CONTINUED]

                                                                                   NON-PARTICIPANT
                                                        PARTICIPANT DIRECTED           DIRECTED
                                                        --------------------   -------------------------
                                                                ITI             GUARANTEED       MONEY
                                                               STOCK            INSURANCE        MARKET
                                                               FUND             CONTRACTS         FUND        OTHER       TOTAL
Additions:
    Investment Income:
         Interest                                                              $  55,778                               $   80,675
         Dividends                                                                            $  1,049                     67,119
         Net appreciation in fair value of investments      $  602,614                                                  1,726,520
    Contributions:
         Employee                                              137,507                                      $36,362     1,047,060
         Employer                                               24,296                                        6,000       187,932
                                                            ----------         ----------     --------      -------    ----------

                  Total additions                              764,417             55,778        1,049       42,362     3,109,306

Deductions:
    Benefits paid to participants                               (2,256)                        (14,485)        (938)     (135,503)
    Rollover to qualified plans                                (33,181)                                                  (502,149)
                                                            ----------         ----------     --------      -------    ----------

    Total deductions                                           (35,437)                 0      (14,485)        (938)     (637,652)

Increase (decrease) prior to interfund transfers               728,980             55,778      (13,436)      41,424     2,471,654

Interfund transfers                                            551,577
                                                            ----------         ----------     --------      -------    ----------

Net (decrease) increase                                      1,280,557             55,778      (13,436)      41,424     2,471,654

Net assets available for plan benefits:
    Beginning of year                                          783,245          1,217,299       28,202                  7,385,947
                                                            ----------         ----------     --------      -------    ----------

    End of year                                             $2,063,802         $1,273,077     $ 14,766      $41,424    $9,857,601
                                                            ==========         ==========     ========      =======    ==========


The accompanying notes are an integral part of the financial statements.

             INTERACTIVE TECHNOLOGIES, INC. 401(K) INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS


1.    DESCRIPTION OF PLAN

The following description of the Interactive Technologies, Inc. 401(k) Investment Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for complete information regarding the Plan's definitions, benefits, eligibility and other matters.

GENERAL
The Plan is a contributory defined contribution plan available to all eligible employees of Interactive Technologies, Inc. (the Company), a wholly owned subsidiary of ITI Technologies, Inc. (ITI). The Company is the plan sponsor and administrator. Three employees of the Company have been appointed trustees of the Plan. The Prudential Insurance Company of America (Prudential) is the custodian of the Plan's assets, except for the guaranteed insurance contracts, for which the custodians are the respective insurance companies, and the money market fund, for which The Vanguard Group is the custodian. Employee participation is voluntary. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

CONTRIBUTIONS
Participants may contribute up to a maximum of 18% of their compensation. Matching contributions by the Company for the benefit of participants are discretionary and are determined annually by the Board of Directors. For 1998, Company matching contributions were equal to 50% of each participant's contributions to a maximum of 1.5% of each participant's compensation. The Company also has the option to make a discretionary profit sharing contribution to the Plan which would be allocated to participants based on the participants' relative compensation as defined by the Plan. During 1998, the Company did not make a discretionary profit sharing contribution to the Plan.

PARTICIPANT ACCOUNTS
As of December 31, 1998, contributions are invested, at the participant's direction, in the following investment funds:

Prudential Active Balanced Fund: Consists of investments in equity securities, fixed-income securities and money market instruments.

Prudential Stock Index Fund: Consists of investments in equity securities that are as a group, designed to duplicate the price and yield performance of the S&P 500.

Prudential World International Stock Fund: Consists of investments of at least 65% in common stock and preferred stock of foreign issuers, and up to 35% in other equity-related securities of foreign issuers; common stock, preferred stock and other equity-related securities of U.S. issuers; investment grade debt securities of domestic and foreign corporations, governments, governmental entities and international entities; and high-quality domestic money market instruments and short-term fixed income securities.

Prudential Jennison Growth Fund: Consists primarily of investments in common stock, preferred stock and securities convertible into common stock of established companies which Prudential has stated as having above average growth prospects.

              INTERACTIVE TECHNOLOGIES, INC. 401(K) INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS

1.    DESCRIPTION OF PLAN (CONTINUED)

Prudential Moneymart Fund: Consists of investments in money market instruments with maturities of thirteen months or less.

Prudential Balanced Fund: Consists of investments in a diversified portfolio of equity securities (including securities convertible into equity securities), debt obligations and money market instruments.

Prudential Government Income Fund: Consists of investments in U.S. Government securities, including U.S. treasury bills, notes, bonds and other debt securities issued by the U.S. Treasury, and obligations issued or guaranteed by U.S. Government agencies or instrumentalities, and investments in various derivative transactions such as the purchase and sale of put and call options. The use of derivative transactions is not believed to increase the credit or market risk of the Plan's investments.

Prudential Guaranteed Interest Account: Consists of investments in fixed income securities with short to intermediate maturities.

ITI Stock Fund: Consists of investments in common stock of ITI.

The allocation of the participant's contributions to these investment funds is selected by the participant and may be changed daily. Each participant's account is credited with the participant's contributions and his or her share of employer matching contributions, if any. Allocation of investment income is based on the value of participant's account at the close of each day.

Non-participant directed investments consist of investments in guaranteed insurance contracts and money market instruments and represent investments of the Plan prior to the adoption of participant directed investment options. The Plan is in the process of liquidating these investments. However, amounts which may be withdrawn from the insurance contracts without penalty are restricted as defined by the terms of the contracts. Amounts withdrawn from the insurance contracts are allocated to each participant's account based on the participant's relative investment percentage in such contracts.

As of December 31, 1998, approximately 441 employees were participating in the Plan and the approximate number of participants in each investment fund was as follows:

     Prudential Active Balanced Fund                 134
     Prudential Stock Index Fund                     247
     Prudential World International Stock Fund       172
     Prudential Jennison Growth Fund                 272
     Prudential Moneymart Fund                        94
     Prudential Balanced Fund                        155
     Prudential Government Income Fund                87
     Guaranteed Interest Account                     145
     ITI Stock Fund                                  139

              INTERACTIVE TECHNOLOGIES, INC. 401(K) INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS

1.    DESCRIPTION OF PLAN (CONTINUED)

ELIGIBILITY Employees are eligible to participate in the Plan and to receive employer contributions upon reaching 19 years of age and completing one year of service during which the employee must earn at least 1,000 hours.

VESTING
Participants are immediately fully vested in the value of their accounts, including participant and employer contributions and related net investment earnings.

BENEFITS
Vested interests are distributed to participants upon death, retirement or termination of employment. Participants may elect payment in a lump sum or in the form of an annuity as described in the Plan document. Distributions are also permitted for reasons of proven financial hardship as outlined in the Plan document. Participant benefit payments may be subject to federal income tax.

PLAN TERMINATION
While the Company has not expressed any intent to discontinue the Plan, it is free to do so at any time. In the event the Company terminates the Plan, the net assets of the Plan will be allocated among the participants or beneficiaries based on the participants' account balances.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared on the accrual basis. The following significant accounting policies were used to prepare the financial statements in accordance with generally accepted accounting principles.

VALUATION OF INVESTMENTS
Investments in money market funds are recorded at the underlying net asset value per unit, which approximates fair value based on the quoted market price of these funds. Investments in Prudential mutual funds are recorded at fair value based on the quoted market price of these funds. The Guaranteed Interest Account is stated at fair value, which approximates contract value. Fair value represents contributions made under the contract plus interest at the guaranteed rate, less funds used to pay benefits. Investments in the ITI Stock Fund are recorded at the underlying fair value of ITI's common stock based on the quoted market price.

Investments in guaranteed insurance contracts are valued at fair value as determined by the insurance company which approximates contract value, representing cost of contributions plus interest earned, less funds used to pay benefits. The viability and return of each of the guaranteed insurance contracts is dependent on, among other factors, the financial results of the underlying issuers.

              INTERACTIVE TECHNOLOGIES, INC. 401(K) INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INTEREST AND DIVIDEND INCOME
Interest income is recorded as earned on an accrual basis and dividend income is recorded on the ex dividend date.

NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS
The Plan presents in the Statement of Changes in Net Assets Available for Plan Benefits, With Fund Information, the net appreciation (depreciation) in the fair value of its investments which consists of realized gains or losses and the unrealized appreciation (depreciation) on those investments.

PLAN EXPENSES
Administrative expenses of the Plan are paid by the Company.

PAYMENT OF BENEFITS
Benefit payments are recorded when paid.

USE OF ESTIMATES
The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for Plan benefits at the date of the financial statements and the changes in net assets available for Plan benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

RISKS AND UNCERTAINTIES
The Plan provides for various investment options in various combinations of investment securities. Investment securities are exposed to various risks including, but not limited to, interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits in future periods.

3.    TAX STATUS

The Plan received a favorable determination letter from the Internal Revenue Service, dated September 22, 1995, indicating that the Plan constitutes a qualified trust under Section 401(a) of the Internal Revenue Code (IRC) and is therefore generally exempt from federal income taxes under provisions of Section 501(a). The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been recorded in the Statement of Changes in Net Assets Available for Benefits, With Fund Information.

4.    PARTY-IN-INTEREST TRANSACTIONS

In 1998, at the participants' election, participant and employer matching contributions were invested in the ITI Stock Fund. In 1998, purchases and sales of ITI common stock were $4,312,843 and $3,634,900, respectively.

In 1998, at the participants' election, participant and employer matching contributions were invested in funds under the control of Prudential. In 1998, purchases and sales of these investments were $5,443,241 and $5,331,953, respectively.

                             SUPPLEMENTAL SCHEDULES

              INTERACTIVE TECHNOLOGIES, INC. 401(K) INVESTMENT PLAN
           LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             as of December 31, 1998
                                 EIN 41-1387419
                                 Plan Number 001

                                                                             (c)
(a)               (b)                                 DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE,                    (e)
      IDENTITY OF ISSUE, BORROWER,                               RATE OF INTEREST, COLLATERAL                 (d)         CURRENT
      LESSOR OR SIMILAR PARTY                                        PAR OR MATURITY DATE                     COST         VALUE
      The Vanguard Group Money Market Fund            14,766 units                                         $   14,766   $   14,766
*     ITI Technologies, Inc. (ITI)/The Prudential     Investment in the common stock of ITI, 66,574 shares  1,634,695    2,063,802
       Insurance Company of America (Prudential)
       ITI Stock Fund

      Guaranteed insurance contracts:

       American Life                                  Guaranteed Insurance Contract, #ON890313, 4.5%,         125,871      125,871
                                                      maturing April 1, 2019
       Bradford National Life                         Guaranteed Insurance Contract, #2990002645, 5.0%,       175,220      175,220
                                                      maturing January 28, 2000
       Massachusetts General Life                     Guaranteed Insurance Contract, #10GA001586, 5.8%,       224,530      224,530
                                                      maturing January 29, 2015
       Massachusetts General Life                     Guaranteed Insurance Contract, #10GA009835, 4.0%,       137,486      137,486
                                                      maturing March 23, 2022
       Massachusetts General Life                     Guaranteed Insurance Contract, #10GA006548, 4.2%,       220,095      220,095
                                                      maturing January 29, 2014
       USG Life                                       Guaranteed Insurance Contract, #US097474, 4.7%,         389,875      389,875
                                                      maturing June 5, 2021

*     Prudential Guaranteed Interest Account          Portfolio of investments in fixed income securities     470,676      470,676
                                                      with short to intermediate maturities, 6.3%

      Mutual funds:
*      Prudential Jennison Balanced Fund              Portfolio of equity securities, fixed-income            373,422      383,076
                                                      securities and money market instruments,
                                                      29,536 units
*      Prudential Stock Index Fund                    Portfolio of equity securities that are as a group,   1,189,658    1,695,085
                                                      designed to duplicate the price and yield
                                                      performance of the S&P 500, 61,461 units

              INTERACTIVE TECHNOLOGIES, INC. 401(K) INVESTMENT PLAN
     LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES (continued)
                             as of December 31, 1998
                                 EIN 41-1387419
                                 Plan Number 001

*     Prudential World International Stock Fund     Portfolio of common stock and preferred stock of       599,194         680,997
                                                    foreign issuers, and up to 35% in other
                                                    equity-related securities of foreign issuers;
                                                    common stock, preferred stock and other
                                                    equity-related securities of U.S. issuers;
                                                    investment grade debt securities of domestic and
                                                    foreign corporations, governments, governmental
                                                    entities and supranational entities; and
                                                    high-quality domestic money market instruments
                                                    and short-term fixed income securities, 35,031
                                                    units
*     Prudential Jennison Growth Fund               Portfolio of common stock, preferred stock and       1,565,857       2,242,003
                                                    securities convertible into common stock of
                                                    established companies which Prudential has
                                                    stated as having above average growth prospects,
                                                    122,380 units
*     Prudential Moneymart Fund                     Portfolio of money market instruments with             215,868         215,868
                                                    maturities of thirteen months or less, 215,868
                                                    units
*     Prudential Balanced Fund                      Portfolio of equity securities (including              617,007         592,221
                                                    securities convertible into equity securities),
                                                    debt obligations and money market instruments,
                                                    49,106 units
*     Prudential Government Income Fund             Portfolio of U.S. government securities,               176,607         184,606
                                                    including U.S. treasury bills, notes, bonds and
                                                    other debt securities listed by the U.S.
                                                    Treasury, and obligations issued or guaranteed
                                                    by U.S. government agencies or
                                                    instrumentalities, and investments in various
                                                    derivative transactions such as the purchase and
                                                    sale of put and call options, 19,957 units

              Total Mutual Funds
                                                                                                        ----------      ----------
              Total investments                                                                         $8,130,827      $9,816,177
                                                                                                        ==========      ==========

*Denotes party-in-interest.

              INTERACTIVE TECHNOLOGIES, INC. 401(K) INVESTMENT PLAN
                 LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                      for the year ended December 31, 1998
                                 EIN 41-1387419
                                 Plan Number 001


                                                                                                          (h)
                                                                                                      CURRENT VALUE
            (a)                                                     (c)         (d)          (g)       OF ASSET ON      (i)
         IDENTITY OF                         (b)                 PURCHASE     SELLING      COST OF     TRANSACTION    NET GAIN
       PARTY INVOLVED               DESCRIPTION OF ASSET          PRICE        PRICE        ASSET          DATE        (LOSS)
  Series of transactions
---------------------------
Prudential                      Guaranteed Interest Account       459,745                   459,745       459,745
                                                                              410,212       410,212       410,212

Prudential                      Moneymart Fund                  3,064,599                 3,064,599     3,064,599
                                                                            3,056,771     3,056,771     3,056,771

ITI / Prudential                Balanced Fund                     354,806                   354,806       354,806
                                                                              321,323       321,323       321,323      (6,590)

Prudential                      Stock Index Fund                  570,257                   570,257       570,257
                                                                              390,402       390,402       390,402      68,810

Prudential                      Jennison Growth Fund              438,341                   438,341       438,341
                                                                              450,944       450,944       450,944      65,063

Prudential                      World International Stock Fund    152,881                   152,881       152,881
                                                                              304,182       304,182       304,182      40,428

Prudential                      ITI Stock Fund                  4,312,843                 4,312,843     4,312,843
                                                                            3,634,900     3,634,900     3,634,900     240,955

Note (1): Columns (e) and (f) were not included as they are not applicable. Note (2): Series of transactions are inclusive of single transactions for each respective fund.

              INTERACTIVE TECHNOLOGIES, INC. 401(K) INVESTMENT PLAN
                  LINE 27e - SCHEDULE OF NONEXEMPT TRANSACTIONS
                      for the year ended December 31, 1998
                                 EIN 41-1387419
                                 Plan Number 001

           (a)                           (b)                          (c)                  (e)        (h)             (i)
                                                                                                               Current Value of
                                                                                                                   Asset on
                                                                                         Selling    Cost of       Transaction
Identity of Party Involved      Relationship to Plan       Description of transactions    Price      Asset            Date

ITI / The Vanguard Group     Employer / Non-participant     Advance on withdrawal to      $1,800    $1,800            $1,800
Money Market Fund            Directed Investment            terminating employee



Note(1): Columns (d), (f), (g) and (j) were not included as they are not applicable.

              INTERACTIVE TECHNOLOGIES, INC. 401(K) INVESTMENT PLAN
                                    EXHIBITS



The following documents are filed as exhibits to this Report:

Exhibit No.             Document
-----------             --------

   23                   Consent of Independent Accountants





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                       INTERACTIVE TECHNOLOGIES, INC. 401(K)
                                         INVESTMENT PLAN


DATE  June 30, 1999                    By:  /s/ Charles A. Durant
                                          --------------------------------------
                                            Charles A. Durant
                                            Vice President and General Counsel

                                  EXHIBIT INDEX



Exhibit No.  Document                              Method of Filing
-----------  --------                              ----------------

    23       Consent of Independent Accountants    Filed herewith electronically